Exhibit 99.1

Chagee Announces Third Quarter 2025 Unaudited Financial Results

SHANGHAI, Nov. 28, 2025 (GLOBE NEWSWIRE) -- Chagee Holdings Limited (NASDAQ: CHA) (“Chagee” or the “Company”), a leading premium tea drinks brand serving healthy and delicious freshly-made tea drinks, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Operational Highlights1

•	As of September 30, 2025, there were 7,338 teahouses within the Company’s teahouse network in Greater China and overseas, representing a 25.9% increase in the number of teahouses as of September 30, 2024.

•	Total GMV generated in the third quarter of 2025 was RMB7,929.5 million, compared to RMB8,301.4 million in the same quarter of 2024. Geographically, total GMV generated in overseas market was RMB300.3 million, representing a 75.3% year-over-year increase; Total GMV generated in Greater China market was RMB7,629.2 million, compared to RMB8,130.1 million in the same quarter of 2024.

•	Average monthly GMV per teahouse in Greater China was RMB378,506 in the third quarter of 2025.

•	Chagee’s Mobile Mini Program amassed a total of 222.0 million registered members as of September 30, 2025, representing a 36.7% increase in the number of registered members as of September 30, 2024.

Third Quarter 2025 Financial Highlights

•	Net revenues were RMB3,208.3 million (US$450.7 million), compared to RMB3,541.2 million in the same quarter of 2024.

•	Operating income in the third quarter of 2025 was RMB454.4 million (US$63.8 million), representing an operating margin of 14.2%, compared to RMB794.3 million, or an operating margin of 22.4%, in the same quarter of 2024.

•	GAAP net income was RMB397.9 million (US$55.9 million), compared to RMB646.6 million in the same quarter of 2024.

•	Non-GAAP net income, which adjusts for share-based compensation expenses in the amount of RMB104.9 million, was RMB502.8 million (US$70.6 million), compared to RMB646.6 million in the same quarter of 2024.

1 Please refer to the section “Key Definitions” for detailed definitions on certain terms used.

Third Quarter 2025 Financial Results

Total net revenues were RMB3,208.3 million (US$450.7 million), compared to RMB3,541.2 million in the same quarter of 2024.

•	Net revenues from franchised teahouses in the third quarter of 2025 were RMB2,811.6 million (US$394.9 million), compared to RMB3,299.0 million in the same quarter of 2024. This was mainly attributable to a decrease in the number of cups sold which led to a decrease in total GMV in Greater China market. Such decline in sales volume was primarily due to the intensified subsidy competition among food delivery platforms in China seeking to stimulate consumer traffic. Net revenues from franchised teahouses represented 87.6% of the Company’s total net revenues for the third quarter of 2025.

•	Net revenues from company-owned teahouses in the third quarter of 2025 were RMB396.7 million (US$55.7 million), representing an increase of 63.8% from RMB242.2 million in the same quarter of 2024. The increase was primarily driven by the expansion of the company-owned teahouse network in both the Greater China and overseas markets. Net revenues from company-owned teahouses represented 12.4% of the Company’s total net revenues for the third quarter of 2025.

Total operating expenses were RMB2,753.9 million (US$386.8 million), compared to RMB2,747.0 million in the same quarter of 2024.

•	Cost of materials, storage and logistics was RMB1,481.8 million (US$208.1 million), representing a decrease of 16.1% from RMB1,765.3 million in the same quarter of 2024. The decrease was mainly driven by lower raw materials, packaging materials and equipment costs due to slowing teahouse network expansion, and improved procurement cost controls leveraging an expanded supplier base and enhanced bargaining power.

•	Company-owned teahouse operating costs were RMB271.4 million (US$38.1 million), representing an increase of 94.7% from RMB139.4 million in the same quarter of 2024. The increase mainly resulted from the addition of 215 company-owned teahouses in both the Greater China and overseas markets, which drove the increase in payroll, store rental, utilities, and other store operating expenses.

•	Other operating costs were RMB178.9 million (US$25.1 million), representing an increase of 7.3% from RMB166.7 million in the same quarter of 2024. This was mainly due to (i) an increase of RMB28.1 million in payroll expenses (excluding share-based compensation expenses), which was driven by a strategic expansion in headcount facilitating the expansion of company-owned and franchised teahouse operations and supporting the accelerated penetration of overseas markets, and (ii) an increase of RMB6.9 million in share-based compensation expenses. Other operating costs as a percentage of total net revenues were 5.6%, compared to 4.7% in the same quarter of 2024.

•	Sales and marketing expenses were RMB304.5 million (US$42.8 million), representing a decrease of 13.4% from RMB351.7 million in the same quarter of 2024. This was mainly driven by lower advertising expenses associated with more prudent branding promotion. Sales and marketing expenses as a percentage of total net revenues were 9.5%, compared to 9.9% in the same quarter of 2024.

•	General and administrative expenses were RMB517.4 million (US$72.7 million), representing an increase of 59.7% from RMB323.9 million in the same quarter of 2024. The increase was primarily driven by increases of (i) RMB88.0 million in share-based compensation expenses for administration and research; (ii) RMB56.3 million in rental, utilities, office, travel, and professional service expenses for administration, which was attributable to business expansion; and (iii) RMB53.2 million in payroll expenses (excluding share-based compensation expenses) due to the staff augmentation of administrative personnel to support the Company's growing operational scale and global expansion. General and administrative expenses as a percentage of total net revenues were 16.1%, compared to 9.1% in the same quarter of 2024.

Net income was RMB397.9 million (US$55.9 million) in the third quarter of 2025, representing a net income margin of 12.4%, compared to RMB646.6 million, or a net income margin of 18.3%, in the same quarter of 2024.

Non-GAAP net income was RMB502.8 million (US$70.6 million) in the third quarter of 2025, representing a non-GAAP net income margin of 15.7%, compared to RMB646.6 million, or a non-GAAP net income margin of 18.3%, in the same quarter of 2024.

Basic net income per ordinary share was RMB2.07 (US$0.29) in the third quarter of 2025, compared to RMB3.70 in the same quarter of 2024. Diluted net income per ordinary share was RMB2.03 (US$0.29) in the third quarter of 2025, compared to RMB3.70 in the same quarter of 2024.

Non-GAAP basic net income per ordinary share was RMB2.63(US$0.37) in the third quarter of 2025, compared to RMB3.70 in the same quarter of 2024. Non-GAAP diluted net income per ordinary share was RMB2.57 (US$0.36) in the third quarter of 2025, compared to RMB3.70 in the same quarter of 2024.

Cash and cash equivalents, restricted cash, and time deposits were RMB9,142.0 million (US$1,284.2 million) as of September 30, 2025, compared to RMB4,868.7 million as of December 31, 2024.

Key Operating Data

	Sep 30, 2024	Dec 31, 2024	Mar 31, 2025	Jun 30, 2025	Sep 30, 2025
Total teahouses	5,828	6,440	6,681	7,038	7,338
Franchised teahouses	5,676	6,271	6,490	6,799	6,971
Greater China market	5,566	6,145	6,362	6,666	6,836
Overseas markets	110	126	128	133	135
Company-owned teahouses	152	169	191	239	367
Greater China market	126	139	150	164	240
Overseas markets	26	30	41	75	127
Total GMV (RMB in million)	8,301.4	8,177.2	8,226.8	8,103.1	7,929.5
Greater China market	8,130.1	7,975.7	8,048.4	7,867.9	7,629.2
Overseas markets	171.3	201.5	178.4	235.2	300.3
Average monthly GMV per teahouse in Greater China (RMB)	527,956	455,996	431,973	404,352	378,506
Same store GMV growth	1.5%	(18.4)%	(18.9)%	(23.0)%	(27.8)%
Greater China market	0.4%	(19.3)%	(19.1)%	(23.1)%	(27.9)%
Overseas markets	57.6%	29.2%	(8.4)%	(18.1)%	(23.4)%
Cumulative registered members (in million)	162.4	177.3	192.4	206.9	222.0
Active members for the period (in million)	44.7	42.5	44.9	38.6	35.2

Special Dividend Distribution

On November 28, 2025, the board of directors authorized a special dividend distribution totaling approximately US$177 million, demonstrating its ongoing commitment to creating value for shareholders.

The board of directors has declared a special cash dividend of US$0.92 per ordinary share or American Depositary Shares (“ADS”). This special dividend will be payable in U.S. dollars on or around December 15, 2025 to the holders of record of the Company’s ordinary shares (excluding certain Class A ordinary shares held by The Bank of New York Mellon, as the depositary bank, for bulk issuance of ADSs reserved under the Company’s share incentive plan) and ADSs as of the close of trading on December 8, 2025 (U.S. Eastern Time). The ex-dividend date will be December 8, 2025.

Dividends to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement by and among the Company, the depositary, and the holders and beneficial owners of ADSs issued thereunder, including the fees and expenses payable thereunder.

Key Definitions

•	GMV (gross merchandise value) refers to gross merchandise value, a key operating metric that the Company’s management uses to measure and evaluate teahouses’ sales performance, which represents the sales value of product(s) in consumer orders (excluding unfulfilled, canceled or returned consumer orders, and including relevant value-added taxes) before discounts, if any, are applied, including shipping charges paid by consumers for orders placed on its mobile mini program, but excluding those charges paid by consumers for orders placed on other third-party online delivery platforms.

•	Average monthly GMV per teahouse in Greater China is calculated by dividing (i) the sum of GMV generated by the monthly fully operational teahouses in Greater China in each calendar month during the specific period by (ii) the sum of the total number of the monthly fully operational teahouses in Greater China in each calendar month during the corresponding period.

•	Same store GMV growth refers to the growth rate of GMV generated by same stores in Greater China and/or overseas during that specific period compared to GMV generated by these same stores during the corresponding period in the preceding year. Same stores are defined to be teahouses that (i) have been in operation for at least 13 months, and (ii) without material operational changes in both comparison periods.

•	Registered members refer to member accounts registered with our mobile mini program.

•	Active members refer to registered members who placed an order for the Company’s products at least once in a given period.

•	Non-GAAP net income. Calculated by net income excluding share-based compensation expenses.

•	Non-GAAP basic and diluted net income per share. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

Conference Call

The Company’s management team will hold a conference call at 7:00 A.M. U.S. Eastern Time on Friday, November 28, 2025 (or 8:00 P.M. Hong Kong Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Chagee Holdings Limited Third Quarter 2025 Earnings Conference Call
Registration Link:	https://register-conf.media-server.com/register/BI478e11a62b8145d194442ba0fe0c2de7

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at investor.chagee.com.

About Chagee

Chagee is a leading premium tea drinks brand, serving healthy and delicious freshly-made tea drinks. Founded in 2017, Chagee has transformed traditional tea culture into a modern lifestyle experience, leveraging cutting-edge technology and innovative branding. With its commitment to quality, innovation, and cultural connection, Chagee continues to reshape the global tea industry.

Use of Non-GAAP Financial Measures

The Company considers non-GAAP net income, a non-GAAP financial measure, as a supplemental measure to review and assess the operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents this non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of the operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using this non-GAAP financial measure is that it does not reflect all items of income and expense that affect the operations. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling this non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the performance. The Company encourages you to review the financial information in its entirety and not rely on a single financial measure.

The Company’s non-GAAP financial measure reflects adjustments for share-based compensation expense. The Company believes that the exclusion of share-based compensation expense is appropriate because it eliminates the impact of non-cash expenses that are based upon valuation methodologies and assumptions that vary over time, and the amount of the expense can vary significantly between companies due to factors that are unrelated to their core operating performance and that can be outside of their control. Although the Company excludes share-based compensation expense from the non-GAAP measure, equity compensation has been, and will continue to be, an important part of future compensation strategy and a significant component of future expenses and may increase in future periods.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1190 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2025.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Chagee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Chagee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chagee’s growth strategies; its future business development, results of operations and financial condition; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s freshly-made tea drinks industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s freshly-made tea drinks industry or China’s food and beverage sector in general; governmental policies and regulations relating to Chagee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Chagee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chagee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact

Investor Relations

Robin Yang, Partner
ICR, LLC

Email: Chagee.IR@icrinc.com
Phone: +1 (212) 537-5825

Media Relations

Brad Burgess, SVP

ICR, LLC

Email: Chagee.PR@icrinc.com

CHAGEE HOLDINGS LIMITED
 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
 (All amounts in thousands, except for share, per share data or otherwise noted)

	As of
	December 31, 2024	September 30, 2025
	RMB	RMB	US$
Assets
Current Assets
Cash and cash equivalents	4,754,783	8,856,260	1,244,031
Restricted cash	13,898	26,721	3,753
Time deposits	100,000	259,000	36,382
Accounts receivable, net	121,967	158,448	22,257
Inventories	132,069	173,114	24,317
Prepayments and other current assets, net	315,404	428,565	60,200
Amounts due from related parties	1,547	3,733	524
Total current assets	5,439,668	9,905,841	1,391,464

Non-current assets
Long-term investments	2,403	689	97
Property and equipment, net	249,003	419,267	58,894
Deferred tax assets, net	253,210	310,934	43,677
Right-of-use assets, net	542,202	994,996	139,766
Goodwill	11,837	11,837	1,663
Intangible assets	8,440	11,111	1,561
Other non-current assets	89,343	247,022	34,699
Total non-current assets	1,156,438	1,995,856	280,357
Total Assets	6,596,106	11,901,697	1,671,821

Liabilities, mezzanine equity and shareholders' equity
Current liabilities
Accounts payable	597,091	545,701	76,654
Contract liabilities, current	265,341	292,809	41,131
Taxes payable	217,387	156,049	21,920
Operating lease liabilities, current	195,438	315,983	44,386
Accrued expenses and other liabilities	1,022,671	1,035,686	145,482
Total current liabilities	2,297,928	2,346,228	329,573

Non-current liabilities
Contract liabilities, non-current	257,305	208,143	29,238
Operating lease liabilities, non-current	352,618	685,246	96,256
Total non-current liabilities	609,923	893,389	125,494
Total liabilities	2,907,851	3,239,617	455,067

CHAGEE HOLDINGS LIMITED
 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
 (All amounts in thousands, except for share, per share data or otherwise noted)

	As of
	December 31, 2024	September 30, 2025
	RMB	RMB	US$
Mezzanine equity	933,780	-	-
Shareholders' equity
Class A Ordinary shares	27	90	13
Class B Ordinary shares	49	49	7
Treasury stock	(210,082)	(210,082)	(29,510)
Additional paid-in capital	90,853	4,835,157	679,190
Statutory reserve	18,437	18,437	2,590
Retained earnings	2,752,024	3,874,553	544,254
Accumulated other comprehensive income/(loss)	2,597	(54,025)	(7,589)
Total shareholders' equity of the Company	2,653,905	8,464,179	1,188,955
Non-controlling interests	100,570	197,901	27,799
Total shareholders' equity	2,754,475	8,662,080	1,216,754
Total liabilities, mezzanine equity and shareholders' equity	6,596,106	11,901,697	1,671,821

CHAGEE HOLDINGS LIMITED
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net revenues from franchised teahouses	3,299,023	2,811,625	394,947	8,536,508	8,982,215	1,261,724
Net revenues from company-owned teahouses	242,225	396,705	55,725	534,648	950,707	133,545
Total net revenues	3,541,248	3,208,330	450,672	9,071,156	9,932,922	1,395,269

Cost of materials, storage and logistics*	(1,765,332)	(1,481,784)	(208,145)	(4,642,401)	(4,608,856)	(647,402)
Company-owned teahouse operating costs	(139,377)	(271,410)	(38,125)	(304,074)	(612,585)	(86,049)
Other operating costs	(166,696)	(178,868)	(25,125)	(390,234)	(525,049)	(73,753)
Sales and marketing expenses	(351,687)	(304,510)	(42,774)	(713,255)	(988,873)	(138,906)
General and administrative expenses	(323,906)	(517,362)	(72,673)	(777,076)	(1,814,773)	(254,920)
Total operating expenses	(2,746,998)	(2,753,934)	(386,842)	(6,827,040)	(8,550,136)	(1,201,030)
Income from operations	794,250	454,396	63,830	2,244,116	1,382,786	194,239
Financial income, net	21,324	38,972	5,474	38,520	105,496	14,819
Others, net	(7,282)	12,979	1,823	57,198	57,769	8,115
Income before income tax	808,292	506,347	71,127	2,339,834	1,546,051	217,173
Income tax expenses	(161,659)	(108,492)	(15,240)	(469,378)	(393,641)	(55,294)
Net income	646,633	397,855	55,887	1,870,456	1,152,410	161,879
Less: Net income attributable to non-controlling interests	(5,654)	(3,643)	(512)	(13,364)	(9,799)	(1,376)
Net income attributable to the Company	640,979	394,212	55,375	1,857,092	1,142,611	160,503
Accretion of convertible redeemable preferred shares to redemption value	(15,848)	-	-	(45,778)	(20,082)	(2,821)
Cumulative undeclared dividends on convertible redeemable preferred shares	(11,307)	-	-	(38,274)	(15,702)	(2,206)
Net income attributable to ordinary shareholders of the Company	613,824	394,212	55,375	1,773,040	1,106,827	155,476
Weighted average number of ordinary shares used in computing net income per share, basic and diluted
- Basic	98,743,892	190,101,049	190,101,049	101,260,872	152,814,337	152,814,337
- Diluted	98,743,892	194,153,800	194,153,800	101,260,872	192,297,489	192,297,489
Net income per ordinary share
- Basic	3.70	2.07	0.29	10.57	6.19	0.87
- Diluted	3.70	2.03	0.29	10.57	4.92	0.69

* Cost of materials, storage and logistics was previously reported separately as (i) cost of materials and (ii) storage and logistics costs. It consists primarily of costs for materials and ingredients used for resale or production, as well as costs incurred for inventory storage and related logistics activities. This reclassification has been applied retrospectively.

CHAGEE HOLDINGS LIMITED
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	754,497	456,462	64,116	2,265,002	1,427,621	200,536
Net cash used in investing activities	(80,474)	(195,489)	(27,459)	(186,804)	(504,793)	(70,908)
Net cash (used in)/provided by financing activities	(98,356)	9,717	1,365	(173,315)	3,248,094	456,257
Effect of exchange rate changes on cash and cash equivalents, restricted cash	(4,008)	(15,500)	(2,177)	(1,239)	(56,622)	(7,954)
Net increase in cash and cash equivalents and restricted cash	571,659	255,190	35,845	1,903,644	4,114,300	577,931
Cash and cash equivalents, restricted cash at the beginning of the period	3,654,665	8,627,791	1,211,939	2,322,680	4,768,681	669,853
Cash and cash equivalents, restricted cash at the end of the period	4,226,324	8,882,981	1,247,784	4,226,324	8,882,981	1,247,784

CHAGEE HOLDINGS LIMITED
 RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES
 (Unaudited, all amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
A. Non-GAAP net income
Net income	646,633	397,855	55,887	1,870,456	1,152,410	161,879
Adjusted for: Share-based compensation expenses*	-	104,912	14,737	603	657,441	92,350
Non-GAAP net income	646,633	502,767	70,624	1,871,059	1,809,851	254,229

B. Non-GAAP net income per ordinary share
Weighted average number of ordinary shares used in computing net income per share, basic and diluted:
- Basic	98,743,892	190,101,049	190,101,049	101,260,872	152,814,337	152,814,337
- Diluted	98,743,892	194,153,800	194,153,800	101,260,872	192,297,489	192,297,489

Non-GAAP net income per ordinary share:
- Basic	3.70	2.63	0.37	10.57	9.82	1.38
- Diluted	3.70	2.57	0.36	10.57	7.80	1.10

* The components of the Company’s share-based compensation expenses are as follows (all amounts in thousands):

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Other operating costs	-	(6,945)	(976)	(21)	(22,744)	(3,195)
Sales and marketing expenses	-	(10,017)	(1,407)	(25)	(41,148)	(5,780)
General and administrative expenses	-	(87,950)	(12,354)	(557)	(593,549)	(83,375)